Wellington Funds Distributors Inc.

Statement of Financial Condition
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Funds Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Congress Street
(No. and Street)

(City)	(State)	02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri — 1-617-790-7306 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Funds Distributors Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:

Eugene Ferri

8DE474C5E837441...

Signature

Chief Financial Officer

Title

Based upon SEC Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submission in Light of Covid-19 Concerns and difficulties arising from COVID-19, this submission is made without a notarization.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Cash Flows
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellington Funds Distributors Inc.
Index to Statement of Financial Condition
December 31, 2020

Page (s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Wellington Funds Distributors Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Wellington Funds Distributors Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Wellington Funds Distributors Inc.
Statement of Financial Condition

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents	$ 3,024,934
Total current assets	3,024,934
Total assets	$ 3,024,934
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	9,189
Payable to affiliate	16,896
Accrued income taxes payable	24,069
Total liabilities	50,154
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized,	
issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	974,780
Total shareholder's equity	2,974,780
Total liabilities and shareholder's equity	$ 3,024,934

The accompanying notes are an integral part of the statement of financial condition.

1. **Introduction and Basis of Presentation**

    Wellington Funds Distributors Inc. ("WFD") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries, some of which are registered as investment advisers with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WFD operates as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WFD is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WFD has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds") and certain SEC-registered investment companies sub-advised by WMC registered under the Investment Company Act of 1940. On December 20, 2019, the Board of Directors approved that the company change its name from Wellington Management Advisers, Inc. to Wellington Funds Distributors Inc., effective February 1, 2020.

    Basis of Presentation
    The accompanying statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

    The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and notes to the statement of financial condition. Actual results could differ from those estimates.

    Events or transactions occurring after the period end date through the date the statement of financial condition was issued, February 24, 2021, have been evaluated in the preparation of the statement of financial condition.

2. **Accounting Pronouncements Adopted During the Financial Period**

    In 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-03, Codification Improvements to Financial Instruments. WFD adopted the provisions effective January 1, 2020 which adds, modifies, and removes certain disclosures requirements for fair value measurements. This accounting standard update did not have a material impact on the statement of financial condition.

    WFD adopted ASC 326 Financial Instruments – Credit losses, on a prospective basis on January 1, 2020. This accounting standard provides a new current expected credit loss model, known as CECL, and replaces the existing GAAP incurred loss model which requires a company to record an allowance when a loss is probable. Under CECL, companies must record on Day 1 an allowance for expected future losses over the lifetime of the asset and incorporate past events, current conditions, and reasonable and supportable forecasts. Due to the nature of the financial assets held by WFD, this new accounting standard did not have a material effect on the statement of financial condition.

3.   Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with the bank and are stated at amortized cost, which approximates fair value. Cash balances held in the bank may exceed government deposit insurance limits, where available.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

When fixed assets are retired, disposed, impaired, or abandoned, the cost and related accumulated depreciation or amortization is removed from the statement of financial condition.

Income Taxes
WFD files state and federal income tax returns. WFD provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value
The carrying amounts of the following financial assets and financial liabilities approximate their fair values: payables to affiliates, accounts payable and accrued liabilities.

Credit Risk
WFD maintains non-interest bearing cash and cash equivalent accounts at a financial institution, which may have credit risk. WFD has not experienced any losses in these accounts to date. WFD attempts to minimize this risk by monitoring the credit quality of the financial institution.

Covid-19
From time to time, countries have experienced outbreaks of infectious illnesses. Any spread of an infectious illness, public health threat or similar issue could reduce consumer demand or economic output, result in market closures, travel restrictions or quarantines, and generally have a significant impact on a particular country's economy, which in turn could adversely affect the statement of financial condition of the Company.

4.   Fixed Assets

Fixed assets of $47,064, which were fully depreciated and had a net book value of $0, were disposed of during the year.

5.   **Related Party Transactions - Services Agreement**

In consideration of services rendered, WMC pays WFD a Services Agreement Fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WFD, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest.

As part of the Services Agreement, WMC agrees to make available to WFD the services of certain of its officers and employees required by WFD in the conduct of its business as well as office space, equipment, administrative and support services.

Under the terms of the Services Agreement, the Right of Offset exists between WFD and WMC and effectively allows for the offsetting of receivables and payables between WFD and WMC.

Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the statement of financial condition. The net payable as of December 31, 2020 to WMC was $16,896. Payments are made in full on or before March 15 following the end of the taxable year.

6.   **Shareholder's Equity**

WMG made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010.

7.   **Dividends**

	Year Ended December 31, 2020
Dividend paid	$ 450,000

During the year ended December 31, 2020, WFD paid a dividend of $450,000 to shareholder WMFH as approved by the WFD Board of Directors.

8.   **Net Capital Requirements**

WFD is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2020, WFD had net capital for this purpose of $2,974,780 which was $2,969,780 in excess of its minimum net capital requirement of $5,000. WFD's ratio of aggregate indebtedness to net capital complied with the required limit and was 1.7%, at December 31, 2020.

9.   **SEA Rule 15c3-3**

WFD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC") (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). An Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The Company stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, as it does not hold customer funds or securities. The Company met the provisions

of 17 C.F.F. §240.17a-5, Footnote 74 of SEC Release No, 34-70073 throughout the year ended December 31, 2020 without exception.

10. **Contingencies**

In the ordinary course of business, WFD is subject to regulatory examinations, information gathering requests, inquiries, and investigations. As a registered broker-dealer, WFD is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WFD may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.